1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
July 22, 2021	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
VIA EDGAR AND SECURE TRANSFER	Milan

SPORTRADAR GROUP AG HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Larry Spirgel Matthew Derby David Edgar Kathleen Collins

Re:	Sportradar Group AG Amendment No. 2 to Draft Registration Statement on Form F-1 Confidentially submitted on June 17, 2021 CIK No. 0001836470

Ladies and Gentlemen:

On behalf of Sportradar Group AG (the “Company”), we hereby submit, in connection with the Company’s confidential submission of the third Draft Registration Statement on Form F-1 (“Submission No. 3”), a significance test (the “Significance Test”) performed for the acquisition of Atrium Sports, Inc. as provided for under Rule 1-02(w) of Regulation S-X.

The Company completed the acquisition of Atrium Sports, Inc. on May 6, 2021, and has omitted the historical financial statements of Atrium Sports, Inc. and the presentation of the acquisition in related pro forma financial information because the acquisition was not significant under Rule 3-05 of Regulation S-X, as amended. The analysis conducted by the Company in determining that the acquisition of Atrium Sports, Inc. was not significant under Rule 3-05 of Regulation S-X is attached as Exhibit A to this letter.

Because of the commercially sensitive nature of the information contained herein, the Company has also submitted a request for confidential treatment of selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83.

* * * * * *

July 22, 2021

Please advise us if we can provide any further information to facilitate your review. Please direct any questions or comments regarding this letter to Rachel W. Sheridan at (202) 637-2139.

Very truly yours,

/s/ Rachel W. Sheridan

Rachel W. Sheridan

of LATHAM & WATKINS LLP

cc:	(via email)

Carsten Koerl, Sportradar Group AG

Alexander Gersh, Sportradar Group AG

Lynn McCreary, Sportradar Group AG

July 22, 2021

EXHIBIT A

To perform the significance test for the acquisition of Atrium Sports, Inc. as described in Rule 1-02(w) of Regulation S-X, Sportradar Holding AG (the “Company”) used the audited annual financial statements of the Company for the year ended December 31, 2020, included in the amendment No. 3 draft to registration statement on Form F-1, and the annual audited financial statements of Atrium Sports, Inc. for the year ended December 31, 2020, which were prepared for the purpose of evaluating the Company’s compliance with Rule 3-05 of Regulation S-X.

The financial statements of Atrium Sports, Inc. were prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The Company considered differences between International Financial Reporting Standards (“IFRS”) and U.S. GAAP that may have an impact on the results of the tests conducted below, but determined that any such differences did not have an impact on the analysis provided below.

Asset Test
Total assets of Sportradar (in thousands of Euros)	[***]
Exchange rate as of December 31, 2020	[***]
Total assets of Sportradar (in thousands of USD)	[***]
Total assets of Atrium Sports (in thousands of USD)	[***]
Total assets of Atrium Sports /total assets of Sportradar	6.73%
Conclusion: Atrium Sports, Inc. is not significant based on the Asset Test.

Income Statement Test
Revenue Component
Sportradar revenue (in thousands of Euros)	[***]
Average exchange rate for the year ended December 31, 2020	[***]
Sportradar revenue (in thousands of USD)	[***]
Atrium Sports revenue (in thousands of USD)	[***]
Total revenue of Atrium Sports /total revenue of Sportradar	4.41%

Income component
Sportradar net income before tax excluding amounts to noncontrolling interest (in thousands of Euros)	[***]
Average exchange rate for the year ended December 31, 2020	[***]
Sportradar net income before tax excluding amounts to noncontrolling interest (in thousands of USD)	[***]
Atrium Sports loss before tax (absolute value) (in thousands of USD)	[***]
Total loss before tax of Atrium Sports /total profit before tax of Sportradar excluding amounts to noncontrolling interest	63.38%

Conclusion: Significance was measured using the lower result of the two components; accordingly, the Company used 4.41% to measure the significance of Atrium Sports, Inc. and concluded it was not significant based on the Income Test.

July 22, 2021

Investment Test

On May 6, 2021, the Company paid $[***] in cash and also issued 1,805 participation certificates in connection with the acquisition of 100.0% of the voting shares of Atrium Sports, Inc.

The fair value of the 1,805 participation certificates was based on a bona fide offer received by the Company from a special purpose acquisition company in June 2021. As described in the Company’s previous response in its correspondence with the Staff, this offer was the result of arms’ length negotiations between the Company and such special purpose acquisition company in relation to a potential merger of the two companies. As a result of its analysis, the special purpose acquisition company made an offer based on enterprise value of the Company of between $[***] to $[***] U.S. dollars. To determine the fair value of the certificates, the Company used an average of the range described above. The average of the range was used as this was determined to be management’s best estimate of the enterprise value of the Company. The calculation is included below:

Ordinary shares of Sportradar as of May 6, 2021	[***]
Participation certificates as of May 6, 2021	[***]

Total shares and participation certificates at acquisition date	[***]
Average of $[***] and $[***]	$[***]
Value of each participation certificate	$[***]
Number of participation certificates issued in connection with the acquisition of Atrium Sports	1,805
Fair value of participation certificates (in thousands of USD)	$[***]

In accordance with IFRS 3, the Company assessed whether these participation certificates are to be accounted for as contingent consideration or remuneration, and concluded that a portion of the participation certificates are consideration and the remaining portion is remuneration. In coming to this conclusion, management considered that the merger agreement between the Company and Atrium Sports, Inc. provided for certain vesting and repurchase provisions associated with the participation certificates.

The participation certificates are subject to certain non-market performance vesting conditions and service vesting conditions. Unvested participation certificates are subject to certain re-purchase provisions when the former Atrium Sports, Inc. founders and employees that received participation certificates exit the Company. In such case, the Company is required to re-purchase unvested participation certificates at the lower of fair market value or 50% of the Sportradar Share Deal Value (as defined in the merger agreement between the Company and Atrium Sports, Inc.). Based on the repurchase provisions, the Company considers that it is liable for an amount equivalent to 50% of the Sportradar Share Deal value multiplied by the number of participation certificates at the acquisition date given that this portion of the payment is not subject to continued employment. This liability will unwind over the vesting period with a corresponding credit to equity (APIC). As such, management concluded that this portion of the participation certificates amounting to $[***] is part of the total consideration and is accounted for in accordance with IFRS 3.

Management considered the indicators in IFRS 3.B55 for the classification of the remaining fair value of the participation certificates amounting to $[***]. Given that this portion of the participation certificates is subject to continued employment, the duration of the required employment coincides with the vesting period of the participation certificates and after consideration of all other indicators included in IFRS 3.B55, management concluded that this portion of the participation certificates is separate from the business combination and represents compensation, which will be accounted for in accordance with IFRS 2 during the vesting period.

July 22, 2021

In consideration of the conclusions noted above, management performed the Investment Test calculation as follows:

Cash consideration (in thousands of USD)	[***]
Consideration in participation certificates (in thousands of USD)	[***]
Total consideration paid for the acquisition of Atrium Sports (in thousands of USD)	[***]
Total assets of Sportradar (in thousands of Euros)	[***]
Exchange rate as of December 31, 2020(1)	[***]
Total assets of Sportradar (in thousands of USD)	[***]
Total investment in Atrium Sports / total assets of Sportradar	19.47%

(1)	The Company respectfully advises the Staff that had the May 6, 2021 (acquisition date) exchange rate of [***] been used, the result of the investment test would have been 19.84%.

Conclusion: Atrium Sports is not significant based on the Investment Test.

Based on the results of the test described above, management concluded that the Company was not required to include historical financial statements of Atrium Sports, Inc. or present the acquisition in related pro forma financial information in its draft registration statement on Form F-1 pursuant to Rule 3-05 of Regulation S-X. The Company respectfully advises the Staff that it has updated page 85 of Amendment No. 3 to its draft registration statement on Form F-1 to include additional information related to the acquisition of Atrium Sports, Inc. to give investors a better understanding of such acquisition and the potential impact it will have on the consolidated financial results of the Company.

Please note that in our next SEC filing anticipated to take place in August 2021, we will include the unaudited interim condensed consolidated financial statements for Sportradar Holding AG for the six-month period ending June 30, 2021. Therein, we will include additional disclosures related to the acquisition of Atrium, including the preliminary fair values of the identifiable assets and liabilities as of the date of acquisition and certain pro forma financial information to help facilitate comparisons of historic data and projections on future performance.